Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following ratios of earnings to fixed charges should be read in conjunction with our consolidated financial statements and related notes relating to the relevant periods included in our Current Report on Form 8-K dated April 24, 2012 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K for the fiscal year ended December 31, 2011, both of which are incorporated by reference herein.

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009	December 28, 2008	December 30, 2007
Income from continuing operations before income taxes:	$774.2	$809.0	$717.5	$499.4	$526.0
Plus: Amortization of capitalized interest	3.1	3.4	4.0	4.2	4.5
Distributions from MillerCoors(1)	457.9	456.1	401.1	136.5	—
Distributions from other unconsolidated affiliates	28.4	14.0	16.6	7.5	9.3
Less: Equity income in MillerCoors	(457.9)	(456.1)	(382.0)	(155.6)	—
Equity in net income of other unconsolidated affiliates	(23.2)	(18.2)	(6.9)	(24.1)	(6.6)
Capitalized interest	(2.3)	(1.2)	(2.7)	(1.1)	(9.5)
	$780.2	$807.0	$747.6	$466.8	$523.7
Fixed charges:
Interest expenses, net of capitalized interest	118.7	110.2	96.6	119.1	134.9
Capitalized interest	2.3	1.2	2.7	1.1	9.5
Portion of rentals representative of interest factor(2)	11.8	11.2	10.2	20.5	26.8
	$132.8	$122.6	$109.5	$140.7	$171.2
Earnings and fixed charges	$913.0	$929.6	$857.1	$607.5	$694.9
Ratio of earnings to fixed charges	$6.9	$7.6	$7.8	$4.3	$4.1

(1)                                Includes only distributions representing return on investment and classified within Cash flows from operating activities.

(2)                                The portion of rent expense representing interest is estimated to be 33% of the rent expense for purposes of calculating the ratio of earnings to fixed charges.